UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2007

Cadbury Schweppes plc ———————————————————————————————————
(Translation of registrant’s name into English)

England ———————————————————————————————————
(Jurisdiction of incorporation or organization)

25 Berkeley Square London W1J 6HB
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury Schweppes plc

Date: 10/09/2007	By:	John Mills
	Name:	John Mills
	Title:	Director of Group Secretariat

EXHIBIT INDEX

Exhibit No.	Description

99.1	Cadbury Schweppes Directorate Change, 05 September 2007
99.2	Cadbury Schweppes to Release First Interim Management Statement on 10 October, 10 September 2007
99.3	Holdings in Company, 17 September 2007
99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons - H Blanks, S Driver and K Hanna, 18 September 2007